Exhibit 21.1

SUBSIDIARIES OF REGISTRANT

SYNIVERSE HOLDINGS, INC.

SUBSIDIARIES OF REGISTRANT

AS OF DECEMBER 31, 2006

SUBSIDIARY NAME	STATE OR OTHER JURISDICTION OF INCORPORATION
Syniverse Technologies, Inc.	Delaware

Syniverse Technologies, BV	Netherlands

Perfect Profit International Limited	British Virgin Islands

Syniverse Brience, LLC	Delaware

Syniverse Holdings Limited	United Kingdom

Syniverse Technologies Limited	United Kingdom